As Filed with the Securities and Exchange Commission on August 7, 2013

File No.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE ACT, PURSUANT TO SECTION 6(c) OF THE ACT FOR AN EXEMPTION FROM RULE 12d1-2(a) OF THE ACT AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTION 17(a)(1) and (2) OF THE ACT

IN THE MATTER OF THE APPLICATION

OF

FUNDVANTAGE TRUST

BOSTON ADVISORS, LLC

GOTHAM ASSET MANAGEMENT, LLC

AND

FORESIDE FUNDS DISTRIBUTORS LLC

Please direct all written or oral communications regarding this Application to:

John M. Ford, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

Philadelphia, PA 19103

With copies to:

Joel L. Weiss

BNY Mellon Investment Servicing (US) Inc.

103 Bellevue Parkway

Wilmington, DE 19809

This Application (including exhibits) consists of 28 pages

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:	)
)

APPLICATION FOR AN ORDER PURSUANT TO SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE ACT, PURSUANT TO SECTION 6(c) OF THE ACT FOR AN EXEMPTION FROM RULE 12d1-2(a) OF THE ACT AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTION 17(a)(1) AND (2) OF THE ACT

FUNDVANTAGE TRUST	)
301 Bellevue Parkway	)
Wilmington, DE 19809)
)
BOSTON ADVISORS, LLC	)
One Liberty Square, 10th Floor	)
Boston, MA 02109)
)
GOTHAM ASSET MANAGEMENT, LLC	)
535 Madison Avenue, 30th Floor	)
New York, NY 10022)
)
FORESIDE FUNDS DISTRIBUTORS LLC	)
400 Berwyn Park, Suite 125)
899 Cassatt Road	)
Berwyn, PA 19312)
)
Investment Company Act of 1940)
File No.	)

I.                                        INTRODUCTION

FundVantage Trust (the “Trust”), Boston Advisors, LLC (“Boston Advisors”) (a “Fund of Funds Adviser”), Gotham Asset Management, LLC (“Gotham”) and Foreside Funds Distributors LLC (the “Distributor”) (collectively referred to as the “Applicants”) submit this application (the “Application”) with the Securities and Exchange Commission (the “Commission”) to request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and 17(a)(2) of the Act.

Applicants request that the order sought herein apply also to each existing and future series of the Trust, and to each existing and each future open-end management investment company registered under the Act or series thereof which is advised by a Fund of Funds Adviser or any entity controlling, controlled by or under common control with a Fund of Funds Adviser and which is part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Trust (each a “Fund” and collectively, the “Funds”).

In addition, the Applicants request that the order with respect to any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and 12(d)(1)(B) apply also to each open-end investment company registered under the Act or series thereof that is not part of the same “group of investment companies” as the Funds, and that enters into a Participation Agreement (as defined below) with a Fund  (each an “Unaffiliated Investing Fund” and collectively the “Unaffiliated Investing Funds”).  Application of the order to the Unaffiliated Investing Funds will permit the Unaffiliated Investing Funds to acquire shares of beneficial interest of the Funds (“Shares”) beyond the limitations in Section 12(d)(1)(A) of the Act and the Funds, any principal underwriter for a Fund, and any broker or dealer, to sell Shares of the Funds to the Unaffiliated Investing Funds in excess of the limits in Section 12(d)(1)(B) of the Act.  Currently, an Unaffiliated Investing Fund invests in the Gotham Absolute Return Fund subject to the limitations of Section 12(d)(1). Applicants also request an order under Sections 6(c) and 17(b) of the Act to exempt applicants from Section 17(a) to the extent necessary to permit a Fund to sell its Shares to and redeem its Shares from an Unaffiliated Investing Fund.

All entities that currently intend to rely on the requested order are named as Applicants.  Any other entity that relies on the order in the future will comply with the terms and conditions of the Application.

II.                                   THE APPLICANTS

A.                                    THE TRUST

The Trust is organized as a Delaware statutory trust and is registered as an open-end management investment company under the Act.  The Trust currently offers Shares of 31 series, each of which pursues different investment objectives and principal investment strategies.

B.                                    BOSTON ADVISORS, LLC

Boston Advisers, LLC is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.  Boston Advisors is a Delaware limited liability company and currently serves as investment adviser for the Boston Advisors Broad Allocation Strategy Fund.

C.                                    GOTHAM ASSET MANAGEMENT, LLC

Gotham Asset Management, LLC is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.  Gotham is a Delaware limited liability company and currently serves as investment adviser for the Formula Investing U.S. Value 1000 Fund, Formula Investing U.S. Value Select Fund, Formula Investing International Value 400 Fund, Formula Investing International Value Select Fund, Gotham Absolute Return Fund and Gotham Enhanced Return Fund.

D.                                    FORESIDE FUNDS DISTRIBUTORS LLC

The Distributor is a Delaware limited liability company and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a member of the Financial Industry Regulatory Authority (“FINRA”).  The Distributor serves as principal underwriter and distributor of the Shares of the Funds.

III.                                                      REQUESTED RELIEF

A.            Requested Relief from Sections 12(d)(1)(A) and Section 12(d)(1)(B)

1.              Investments in Underlying Funds by Funds of Funds

Applicants seek an order under Section 12(d)(1)(J) of the Act, exempting them from the limitations set forth in Sections 12(d)(1)(A) and (B) of the Act to permit: (a) a Fund that operates as a “fund of funds” (each a “Fund of Funds”) to acquire shares of (i) registered open-end management investment companies that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds (the “Unaffiliated Investment Companies”) and unit investment trusts (“UITs”) that are not part of the same “group of investment companies” as the Fund of Funds (the “Unaffiliated Trusts” and together with the Unaffiliated Investment Companies, “Unaffiliated Funds”)(1) or (ii) registered open-end management companies or UITs that are part of the same “group of investment companies,” as the Fund of Funds (collectively, “Affiliated Funds,” and together with the Unaffiliated Funds, “Underlying Funds”); and (b) each Underlying Fund, the Distributor or any principal underwriter for the Underlying Fund, and any broker or dealer registered under the Exchange Act (“Broker”) to sell shares of the Underlying Fund to the Fund of Funds in amounts in excess of limits set forth in Section 12(d)(1)(B).  Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) to exempt Applicants from Section 17(a) to the extent necessary to permit Underlying Funds to sell their shares to Funds of Funds and redeem their shares from Funds of Funds.

Certain of the Underlying Funds currently pursue, or may in the future pursue, their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act. Each Fund of Funds may invest in an Underlying Fund that operates as a feeder fund in a master-feeder arrangement.(2)

2.              Investments in Funds by Unaffiliated Investing Funds

Applicants are also requesting that the order permit: (i) an Unaffiliated Investing Fund to acquire shares of the Funds(3) in excess of the limits in Section 12(d)(1)(A) of the Act and (ii) each Fund, the Distributor or any principal underwriter for a Fund, and any Broker, to sell shares of a Fund to the Unaffiliated Investing Fund in excess of the limits in Section 12(d)(1)(B)

(1)  Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end management investment companies and have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices (“ETFs”).

(2)  In accordance with Condition 11, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as its corresponding master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of this Application and its conditions.

(3)  Certain of the Funds created in the future may be ETFs.

of the Act.  Applicants also request an order under Sections 6(c) and 17(b) of the Act to exempt Applicants from Section 17(a) to the extent necessary to permit a Fund to sell its shares to and redeem its shares from an Unaffiliated Investing Fund.

Applicants must be able to ensure that the Unaffiliated Investing Funds comply with the terms and conditions of the requested relief because the Unaffiliated Investing Funds are unaffiliated investment companies registered under the Act or series thereof that are not part of the same group of investment companies as the Funds.  Applicants propose to require that an Unaffiliated Investing Fund undertake a contractual obligation to participate in the proposed transactions in a manner that addresses concerns regarding the requested relief.  Therefore, a participation agreement will be entered into between the Trust, on behalf of the Funds, and each Unaffiliated Investing Fund (the “Participation Agreement”).  Any Unaffiliated Investing Fund that intends to invest in a Fund in excess of the limits of Section 12(d)(1)(A) of the Act would be required, under the Participation Agreement, to adhere to the terms and conditions of the requested order.  The Participation Agreement will include an acknowledgment from the Unaffiliated Investing Fund that it may rely on the requested order only to invest in the Funds and not in any other registered investment company.

Each Unaffiliated Investing Fund will be advised by an investment adviser that meets the definition of Section 2(a)(20)(A) of the Act registered as such under the Advisers Act (each, an “Unaffiliated Investing Fund Adviser”).  Some Unaffiliated Investing Funds also may be advised by investment adviser(s) that meet the definition of Section 2(a)(20)(B) of the Act (each, an “Unaffiliated Investing Fund Subadviser”).

Each Fund is authorized to issue shares of beneficial interest in one or more classes.  Unaffiliated Investing Funds will invest in those Fund share classes which are not subject to an initial or deferred sales charge or a Rule 12b-1 fee.  Subject to Condition 12, Unaffiliated Investing Fund shareholders will, however, indirectly pay their proportionate share of the Funds’ advisory and subadvisory fees, shareholder services fees and other operating expenses.  As discussed below, certain conditions will apply to the fees and expenses charged by Unaffiliated Investing Funds.

B.            Other Investments by Same Group Investing Funds

Applicants are also requesting an exemption pursuant to Section 6(c) from Rule 12d1-2 under the Act to permit any existing or future Fund that relies on Section 12(d)(1)(G) of the Act (“Same Group Investing Fund”) and that otherwise complies with Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”).

Consistent with its fiduciary obligations under the Act, the board of trustees or directors (“Board,” as used in this Application, the term “Board” also refers to the board of trustees or directors of any entity) of each Same Group Investing Fund will review the advisory fees charged by the Same Group Investing Funds’ investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Same Group Investing Funds may invest.

IV.                               LEGAL ANALYSIS

A.                                    SECTION 12(D)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from knowingly selling the shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s total outstanding voting stock, or if the sale will cause more than 10% of the acquired company’s total outstanding voting stock to be owned by investment companies generally. Subject to certain conditions, Section 12(d)(1)(G) provides that the limits under Section 12(d)(1) will not apply to Same Group Investing Funds.

Section 12(d)(1)(G) of the Act provides that Section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquiring company and acquired company are part of the same “group of investment companies”; (ii) the acquiring company holds only securities of acquired companies that are part of the same “group of investment companies,” government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) of the Act by a securities association registered under Section 15A of the Exchange Act  or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or (G) of the Act.

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.(4)

(4)  H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44.

In 2006, the Commission adopted Rule 12d1-2 under the Act.(5)  That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire:

1)             securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

2)             securities (other than securities issued by an investment company); and

3)             securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1(d)(1).

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act. The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”(6)

B.                                    SECTIONS 17(A), 17(B) AND 6(C)

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the

(5)  See Fund of Fund Investments, Investment Company Act Rel. No. 27399 (June 20, 2006) (the “Adopting Release”).

(6)  See Adopting Release at 17-18.

public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Because multiple transactions could occur between a Fund of Funds and an Unaffiliated Fund, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are also seeking relief pursuant to Section 6(c).

C.                        INVESTMENTS BY FUNDS OF FUNDS IN UNAFFILIATED FUNDS AND INVESTMENTS BY UNAFFILIATED INVESTING FUNDS IN FUNDS

1.                                      Section 12(d)(1)(J).  The proposed arrangements(7) will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (B).(8)  Applicants agree to conditions that adequately address these concerns. Accordingly, the Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

a.                          a.  No Undue Influence. Pyramiding of control is one of the potential abuses of fund holding company structures discussed in the PPI Report. The PPI Report also expressed concern over the potential concentration of voting control in a fund holding company with respect to its underlying funds. The PPI Report also expressed concern that sizeable share percentage ownership by one fund in another presents management of underlying funds with an omnipresent threat of lost advisory fees when large redemptions may occur. Applicants submit that the proposed arrangement will not result in the exercise of undue influence by an Acquiring Fund or its affiliated persons over the Acquired Funds.

Condition 1 contains measures designed to limit the control that an Acquiring Fund may have over an Acquired Fund. Condition 1 prohibits an investment adviser to an Acquiring Fund (an “Acquiring Fund Adviser”), any person controlling, controlled by, or under common control with the Acquiring Fund Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Acquiring Fund Adviser or any person controlling, controlled by, or under common control with the Acquiring Fund Adviser (the “Advisory Group”) from controlling (individually or in the aggregate) an Acquired Fund within the meaning of Section 2(a)(9) of the Act. The same prohibition would apply to any other investment adviser within the meaning of Section 2(a)(20)(B) of the Act to an Acquiring Fund  (“Subadviser”), any person controlling, controlled by, or under common control with the Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such

(7)  The proposed arrangements contemplate (i) the acquisition of the shares of an Unaffiliated Fund by a Fund of Funds, or (ii) the acquisition of the shares of a Fund by an Unaffiliated Investing Fund. For the purposes of the discussion and the conditions of the requested order set forth below, (a) references to an “Acquiring Fund” means either a Fund of Funds or an Unaffiliated Investing Fund that acquires shares of an Unaffiliated Fund or a Fund, respectively, and (b) references to an “Acquired Fund” means either an Unaffiliated Fund or a Fund whose shares are acquired by an Acquiring Fund.

(8)  See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966) (the “PPI Report”).

investment company or issuer) advised or sponsored by the Subadviser or any person controlling, controlled by, or under common control with the Subadviser (the “Subadvisory Group”).

Applicants further state that Condition 2 precludes an Acquiring Fund or an Acquiring Fund Adviser, any Subadviser, promoter or principal underwriter of an Acquiring Fund, as well as any person controlling, controlled by or under common control with any of those entities (each, an “Acquiring Fund Affiliate”) from taking advantage of an Acquired Fund, with respect to transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Acquired Fund or its investment adviser(s), sponsor, promoter, and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, an “Acquired Fund Affiliate”). No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Acquired Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, Subadviser, or employee of the Acquiring Fund, or a person of which any such officer, director, trustee, investment adviser, Subadviser, member of an advisory board, or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Acquired Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

To further assure that both the Acquiring Fund and the Acquired Fund understand the implications of an investment by a Acquiring Fund in an Acquired Fund under the requested order, prior to an Acquiring Funds’ investment in the shares of an Acquired Fund in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Acquiring Fund and the Acquired Fund will execute an agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (“Participation Agreement”). Applicants note that an Acquired Fund (other than an ETF whose shares are purchased by an Acquiring Fund in the secondary market) will retain its right at all times to reject any investment by an Acquiring Fund.(9)

b. No Excessive Layering of Fees. Applicants do not believe that the proposed arrangement will involve excessive layering of fees. To assure that the investment advisory or management fees are not duplicative, Applicants state that, pursuant to the terms of the Participation Agreement, in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of the Acquiring Fund, including a majority of the trustees who are not “interested persons,” as defined in Section 2(a)(19) of the Act (“Independent Trustees”), will find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Acquired Fund’s advisory contract(s). Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the Acquiring Fund.

(9)  An Acquired Fund, including an ETF, would retain its right to reject any initial investment by an Acquiring Fund in excess of the limit in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Acquiring Fund.

Applicants further state that an Acquiring Fund Adviser will waive fees otherwise payable to it by an Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Acquired Fund pursuant to rule 12b-1 under the Act) received from an Acquired Fund by the Acquiring Fund Adviser, or an affiliated person of the Acquiring Fund Adviser, in connection with the investment by the Acquiring Fund in the Acquired Fund, subject to certain exceptions noted in Condition 10.  Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds set forth in Rule 2830 of the Conduct Rules of the NASD (“NASD Conduct Rule 2830”).(10)

c. Structure is Not Overly Complex. Applicants state that the proposed arrangement will not create an overly complex fund structure because no Acquired Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Acquired Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act and either is an Affiliated Fund or is in the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Acquired Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

In the case of an investment by an Acquiring Fund in an Acquired Fund that operates using a master-feeder structure, having the Acquiring Fund as an investor could result in a three-tier arrangement (the Acquiring Fund investing in a feeder fund investing in a master fund). However, Applicants do not believe this will result in an overly complex structure. The master-feeder arrangement is entirely transparent. For any investor, whether an Acquiring Fund or any other investor, an investment in an Acquired Fund or an Underlying Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an Acquired Fund or Underlying Fund that does not use a master-feeder arrangement (i.e., an Acquired Fund or an Underlying Fund that invests directly in portfolio securities).

2.                                      Section 17(a). Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

(10)  Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

Applicants state that an Acquiring Fund and its Affiliated Funds might be deemed to be under common control of the Adviser and therefore affiliated persons of one another. Applicants also state that the Acquiring Funds and the Acquired Funds might be deemed to be affiliated persons of one another if an Acquiring Fund acquires 5% or more of an Acquired Fund’s outstanding voting securities. In light of these and other possible affiliations, Section 17(a) could prevent an Acquired Fund from selling shares to and redeeming shares from an Acquiring Fund.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.  Applicants believe that the terms of the proposed arrangement, which could result in an Acquired Fund being an affiliated person of an unaffiliated Acquiring Fund, are fair and reasonable and do not involve overreaching on the part of any person concerned.  The Commission has interpreted its authority under Section 17(b) narrowly as extending only to a single transaction and not a series of transactions.  Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants believe that the proposed transactions satisfy the requirements for relief under Sections 17(b) and 6(c) of the Act as the terms are fair and reasonable and do not involve overreaching.(11)  Applicants state that the terms upon which an Acquired Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Acquired Fund.(12) Applicants also state that the proposed transactions will be consistent with the policies of each Fund of Funds and Acquired Fund, and with the general purposes of the Act.

D.            OTHER INVESTMENTS BY SAME GROUP INVESTING FUNDS

Applicants believe that permitting Same Group Investing Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, as described earlier in this Application. Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds

(11)  Applicants acknowledge that receipt of any compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of shares of an Acquired Fund or an Underlying Fund or (b) an affiliated person of an Acquired Fund or an Underlying Fund, or an affiliated person of such person, for the sale by the Acquired Fund or the Underlying Fund of its shares to an Acquiring Fund may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

(12)  Applicants note that an Acquiring Fund generally would purchase and sell shares of an Acquired Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Acquired Fund. To the extent that an Acquiring Fund purchases or redeems shares from an ETF that is an affiliated person of the Acquiring Fund in exchange for a basket of specified securities as described in the application for the exemptive order upon which the ETF relies, Applicants also request relief from Section 17(a) for those in-kind transactions.

arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same “group of investment companies,” limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself. The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1) was intended to address.

Likewise, permitting Other Investments by Same Group Funds of Funds in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Same Group Funds of Funds a broader array of investment options through which to pursue their investment objectives.

Applicants request an order under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) to allow the Same Group Funds of Funds to invest in Other Investments. Applicants state that the proposed arrangement would comply with the provisions of Rule 12d1-2 under the Act, but for the fact that the Same Group Funds of Funds may invest a portion of their assets in Other Investments. Applicants believe that the requested exemption offers significant benefits, as detailed above, and is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act, and therefore meets the standards for relief set out in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V.                                    PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

A.            Investments in Underlying Funds by Funds of Funds and Other Investments by Same Group Investing Funds

The Commission has granted exemptive orders to other mutual fund complexes that sought relief for (a) fund of funds arrangements with affiliated and unaffiliated investment companies and (b) affiliated fund of funds to invest in financial instruments that may not be securities within the meaning of the Act, and whose requests for relief included conditions substantially similar to those included in this Application.  Reference is made to The Advisors’ Inner Circle Fund, et al. (“Inner Circle”), Investment Company Act Rel. No. 30412 (March 4, 2013) (Notice); Investment Company Act Rel. No. 30443 (Order) (the “Inner Circle Order”);  GPS Funds I, et al. (GPS), Investment Company Act Rel. No. 30044 (April 24, 2012) (Notice); Investment Company Act Rel. No. 30067 (May 22, 2012) (Order) (the “GPS Order”) and Aston Funds, et al. (Aston), Investment Company Act Rel. No. 29400 (August 26, 2010) (Notice); Investment Company Act Rel. No. 29443 (Sept. 27, 2010) (Order) (the “Aston Order”). The Inner Circle Order, GPS Order and Aston Order, which are all substantially identical to this Application in all material respects with respect to the relief sought regarding investments in underlying funds by Funds of Funds and other investments by Same Group Investing Funds, each granted an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act and under Sections 6(c) and 17(b) from Section 17(a) of the Act to permit the Inner Circle, GPS and Aston Funds of Funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act. The Inner Circle Order, GPS Order and Aston Order also each allowed fund of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of the Act.

Reference is made to John Hancock Trust, et al. (Hancock), Investment Company Act Rel. No. 27848 (May 30, 2007) (Notice); Investment Company Act Rel. No. 27873 (June 26, 2007) (Order) (the “Hancock Order”). Hancock requested an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act and under Sections 6(c) and 17(b) from Section 17(a) of the Act. The Hancock Order permitted their Funds of Funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.

Reference is made to Massachusetts Financial Services Company, et al. (MFS), Investment Company Act Rel. No. 28649 (March 17, 2009) (Notice); Investment Company Act Rel. No. 28694 (April 14, 2009) (Order) (the “MFS Order”). The MFS Order permitted certain funds to sell shares to unaffiliated Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act, and for such unaffiliated Funds of Funds to purchase shares of the MFS funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act. The MFS Order also allowed fund of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of the Act.

Additional reference is made to Lincoln Variable Insurance Products Trust, et al. (Lincoln), Investment Company Act Rel. No. 29168 (March 5, 2010) (Notice); Investment Company Act Rel. No. 29196 (March 31, 2010) (Order) (the “Lincoln Order”). The Lincoln Order permitted certain funds to sell shares to unaffiliated Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act, and for such unaffiliated Funds of Funds to purchase shares of the Lincoln funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act. The Lincoln Order also allowed fund of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of the Act.

Reference is also made to HealthShares et al., Investment Company Act Rel. No. 27844 (May 29, 2007) (Notice); Investment Company Act Rel. No. 27871 (June 21, 2007) (Order); ProFunds, et al., Investment Company Act Rel. No. 27599 (Dec. 19, 2006) (Notice); Investment Company Act Rel. 27658 (Jan. 9, 2007) (Order); Frank Russell Investment Company et al., Investment Company Act Rel. No. 27288 (April 17, 2006) (Notice); Investment Company Act Rel. No. 27319 (May 15, 2006) (Order); ING Partners, Inc. et al., Investment Company Act Rel. No. 27116 (October 12, 2005) (Notice); Investment Company Act Rel. No. 27142 (November 8, 2005) (Order); and MetLife Investors USA Insurance Company, et al., Investment Company Act Rel. No. 27028 (August 16, 2005) (Notice); Investment Company Act Rel. No. 27059 (September 7, 2005) (Order). Each of these applications requested similar relief to that requested by the Applicants.

In addition, the Commission also has granted exemptive orders to other mutual fund complexes to permit a fund of funds to invest in underlying funds that serve as feeder funds in a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act. Reference is made to

ProFunds et al., Investment Company Act Rel. No. 27599 (Dec. 14, 2006) (Notice); Investment Company Act Rel. No. 27658 (Jan. 9, 2007) (Order); The RBB Fund, Inc. et al., Investment Company Act Rel. No. 28260 (Apr. 30, 2008) (Notice); Investment Company Act Rel. No. 28288 (May 28, 2008) (Order); DFA Investment Dimensions Group, Inc., et al., Investment Company Act Rel. No. 28637 (Feb. 26, 2009) (Notice); Investment Company Act Rel. No. 28654 (March 24, 2009) (Order); Transamerica Asset Management, Inc., et al., Investment Company Act Rel. No. 29410 (Sept. 3, 2010) (Notice); Investment Company Act Rel. No. 29447 (Sept. 28, 2010) (Order); Jackson National Life Insurance Company, et al., Investment Company Act Rel. No. 29442 (Sept. 27, 2010) (Notice); Investment Company Act Rel. No. 29484 (Oct. 25, 2010) (Order); and Pacific Life Insurance Company, et al., Investment Company Act Rel. No. 29944 (Feb. 13, 2012) (Notice); Investment Company Act Rel. No. 29979 (March 12, 2012) (Order). Each of these applications requested similar relief to that requested by the Applicants.

B.            Investments in Funds by Unaffiliated Investing Funds

The Commission has granted an exemptive order to a mutual fund complex that sought relief for unaffiliated funds of funds to invest in series of an investment company, and whose request for relief included conditions substantially similar to those included in this Application. Reference is made to Forward Funds, et al., Investment Company Act Rel. No. 30411 (Notice); Investment Company Act Rel. No. 30437 (Order) (the “Forward Funds Order”). Forward Funds requested an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and under Sections 6(c) and 17(b) from Section 17(a) of the Act. The Forward Funds Order, which is substantially similar to this Application in all material respects with respect to the relief sought regarding investments in funds by unaffiliated investing funds, permitted unaffiliated registered open-end management investment companies to acquire shares of funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.

In addition, the Commission also has granted exemptive orders to other applicants  who sought relief for similar funds of funds structures and investments, and whose requests for relief included conditions substantially similar to those included in this application. The proposed purchase and sale transactions in this application regarding investments in funds by unaffiliated investing funds are substantially identical to those in the relief granted to Henderson Global Funds, et al., Investment Company Act Rel. No. 29942 (Feb. 1, 2012) (Notice); Investment Company Act Rel. No. 29970 (Feb. 28, 2012) (Order); Precidian ETFs Trust, et al., Investment Company Act Rel. No. 29692 (June 9, 2011) (Notice); Investment Company Act Rel. No. 29712 (July 1, 2011) (Order); and Eaton Vance Management, et al., Investment Company Act Rel. No. 29591 (Mar. 1, 2011) (Notice); Investment Company Act Rel. No. 29620 (Mar. 30, 2011) (Order).

VI.                               APPLICANTS’ CONDITIONS

Applicants agree that the order granting the requested relief to permit Investing Funds to invest in Acquired Funds shall be subject to the following conditions:

1.  The members of an Advisory Group will not control (individually or in the aggregate) an Acquired Fund within the meaning of Section 2(a)(9) of the Act. The members of a Subadvisory Group will not control (individually or in the aggregate) an Acquired Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Acquired Fund, the Advisory Group or a Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of the Acquired Fund, then the Advisory Group or the Subadvisory Group will vote its shares of the Acquired Fund in the same proportion as the vote of all other holders of the Acquired Fund’s shares. This condition will not apply to a Subadvisory Group with respect to an Acquired Fund for which the Subadviser or a person controlling, controlled by, or under common control with the Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.  No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in shares of an Acquired Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Acquired Fund or an Acquired Fund Affiliate.

3.  The Board of each Investing Fund, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that its Adviser and any Subadviser(s) to the Investing Fund are conducting the investment program of the Investing Fund without taking into account any consideration received by the Investing Fund or Investing Fund Affiliate from an Acquired Fund or an Acquired Fund Affiliate in connection with any services or transactions.

4.  Once an investment by an Investing Fund in the securities of an Acquired Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Acquired Fund, including a majority of the Independent Trustees, will determine that any consideration paid by the Acquired Fund to an Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Acquired Fund; (b) is within the range of consideration that the Acquired Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Acquired Fund and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5.  No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Acquired Fund) will cause an Acquired Fund to purchase a security in any Affiliated Underwriting.

6.  The Board of an Acquired Fund, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Acquired Fund in an Affiliated Underwriting once an investment by an Investing Fund in the securities of the Acquired Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Acquired Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Acquired Fund.  The Board of the Acquired Fund will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Acquired Fund; (b)

how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Acquired Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Acquired Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7.  Each Acquired Fund shall maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and shall maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by an Investing Fund in the securities of an Acquired Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth the: (a) party from whom the securities were acquired, (b) identity of the underwriting syndicate’s members, (c) terms of the purchase, and (d) information or materials upon which the determinations of the Board of the Acquired Fund were made.

8.  Prior to its investment in shares of an Acquired Fund in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Investing Fund and the Acquired Fund will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Acquired Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Acquired Fund of the investment. At such time, the Investing Fund will also transmit to the Acquired Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Acquired Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Acquired Fund and the Investing Fund will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.  Before approving any advisory contract under Section 15 of the Act, the Board of each Investing Fund, including a majority of the Independent Trustees, shall find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Acquired Fund in which the Investing Fund may invest. Such finding and the basis upon which the finding was made will be recorded fully in the minute books of the appropriate Investing Fund.

10.  The Adviser will waive fees otherwise payable to it by an Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Acquired Fund under Rule 12b-1 under the Act) received from an Acquired Fund by the Investing Fund Adviser, or an affiliated person of the Investing Fund Adviser, other than any advisory fees paid to the Investing Fund Adviser or its affiliated person by an Acquired Fund, in connection with the investment by the Investing Fund in the Acquired Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, from an Acquired Fund, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by an Acquired Fund, in connection with the investment by the Investing Fund in the Acquired Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Fund.

11.  No Acquired Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Acquired Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Acquired Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

12. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.

Other Investments by Same Group Investing of Funds

Applicants agree that the relief to permit Same Group Investing Funds to invest in Other Investments shall be subject to the following condition:

13. Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Same Group Investing Funds from investing in Other Investments as described in the Application.

VII.                                       REQUEST FOR ORDER

Applicants request an order pursuant to Sections 12(d)(1)(J), 17(b) and 6(c) of the Act granting the relief requested in this Application.  Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J), 17(b), and 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

Applicants have caused this Application to be duly signed on their behalf on the 2nd day of August, 2013.

Respectfully submitted,

FUNDVANTAGE TRUST

/s/ Joel L. Weiss
Name: Joel L. Weiss
Title: President

BOSTON ADVISORS, LLC

/s/ Tanya A. Kerrigan
Name: Tanya A. Kerrigan
Title: General Counsel and CCO

GOTHAM ASSET MANAGEMENT, LLC

/s/ Louis LaRocca
Name: Louis LaRocca
Title: General Counsel

FORESIDE FUNDS DISTRIBUTORS LLC

/s/ Mark Fairbanks
Name: Mark Fairbanks
Title: President

Date: August 2, 2013

EXHIBITS

A.                                                 Certification

B.                                                 Verifications

EXHIBIT A

CERTIFICATION

The undersigned hereby certifies that he is the President of FundVantage Trust (the “Trust”), that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, as amended (the “Act”), and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Amended and Restated Agreement and Declaration of Trust and the By-Laws of the Trust have been taken, and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Trustees of the Trust adopted the following resolutions at a meeting held on June 3, 2013:

RESOLVED,                                 that the officers of FundVantage Trust (the “Trust”) be, and they hereby are, authorized to prepare and execute on behalf of the Trust, and to file with the U.S. Securities and Exchange Commission (the “SEC”), an application, and any amendments thereto, for an order pursuant to section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from sections 12(d)(1)(A) and (B) of the 1940 Act, pursuant to section 6(c) of the 1940 Act for an exemption from rule 12d1-2(a) under the 1940 Act and pursuant to sections 6(c) and 17(b) of the 1940 Act for an exemption from section 17(a) of the 1940 Act (i) to permit series of the Trust that operate as funds of funds to acquire and redeem shares of other registered open-end management investment companies and unit investment trusts that are within or outside the same group of investment companies (including series of the Trust), (ii) to permit open-end investment companies that are outside the same group of investment companies as the Trust to acquire and redeem shares of series of the Trust, and (iii) to permit series of the Trust that operate as funds of funds and rely on section 12(d)(1)(G) of the 1940 Act and rule 12d1-2 thereunder to also invest in certain financial instruments, (collectively, referred to as “Section 12(d)(1) Relief”), and it is further

RESOLVED,                                 that the proper officers of the Trust be, and each of them hereby is, authorized  and directed, for and on behalf of the Trust, to take all action and execute  all documents and make any filings that they may deem to be necessary or  appropriate, the necessity of propriety thereof being conclusively proven by the action taken by such officer, to effectuate the foregoing resolution and to carry out the purpose thereof.

Dated: August 2, 2013

By:	/s/ Joel L. Weiss
Name: Joel L. Weiss
Title: President

CERTIFICATION

The undersigned hereby certifies that she is the Chief Compliance Officer and General Counsel of Boston Advisors, LLC (“Boston Advisors”), that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents of Boston Advisors have been taken, and the person signing and filing the Application on behalf of Boston Advisors is fully authorized to do so.

Dated: August 6, 2013

By:	/s/ Tanya A. Kerrigan
Name: Tanya A. Kerrigan
Title: General Counsel and CCO

CERTIFICATION

The undersigned hereby certifies that he is the General Counsel of Gotham Asset Management, LLC (“Gotham”), that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents of Gotham have been taken, and the person signing and filing the Application on behalf of Gotham is fully authorized to do so.

Dated: July 1, 2013

By:	/s/ Louis LaRocca
Name: Louis LaRocca
Title: General Counsel

CERTIFICATION

The undersigned hereby certifies that she is the Vice President of Foreside Funds Distributors LLC (“Foreside”), that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents of Foreside have been taken, and the person signing and filing the Application on behalf of Foreside is fully authorized to do so.

Dated: July 1, 2013

By:	/s/ Lisa Clifford
Name: Lisa Clifford
Title: Vice President, Managing Director

EXHIBIT B

VERIFICATION

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an Exemptive Order for and on behalf of FundVantage Trust (the “Trust”), that he is the President of the Trust, and that all actions taken by shareholders, trustees and all other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Joel L. Weiss
Name: Joel L. Weiss
Title: President

VERIFICATION

In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached Application for an Exemptive Order for and on behalf of Boston Advisors, LLC (“Boston Advisors”), that she is the Chief Compliance Officer and General Counsel of Boston Advisors, and that all actions taken by shareholders, trustees and all other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Tanya A. Kerrigan
Name: Tanya A. Kerrigan
Title: CCO and Counsel

VERIFICATION

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an Exemptive Order for and on behalf of Gotham Asset Management, LLC (“Gotham”), that he is the General Counsel of Gotham, and that all actions taken by shareholders, trustees and all other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Louis LaRocca
Name: Louis La Rocca
Title: General Counsel

VERIFICATION

In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached Application for an Exemptive Order for and on behalf of Foreside Funds Distributors LLC (“Foreside”), that she is the Vice President of Foreside, and that all actions taken by shareholders, trustees and all other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Lisa Clifford
Name: Lisa Clifford
Title: Vice President, Managing Director